Exhibit 99.1

SPI ENERGY CO., LTD.

Unit 15-16, 19/F, South Wing, Delta House

3 On Yiu Street

Shatin, Shek Mun, NT, Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on November 6, 2018

To the Shareholders of

SPI Energy Co., Ltd.

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of SPI Energy Co., Ltd. (the “Company”) will be held on November 6, 2018 at 10:00 a.m. local time at the United States offices of the Company located at 4677 Old Ironsides Drive, #190, Santa Clara, CA 95054.  The meeting is called to vote on the following:

That the 5,000,000,000 shares of a par value of $0.00001 each in authorized share capital of the Company be consolidated and divided into 500,000,000 shares of a par value of $0.0001 each, with such shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing shares of $0.00001 each in the capital of the Company.

The close of business on October 16, 2018 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting.

All shareholders are cordially invited to attend the meeting.  Whether or not you expect to attend, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions and then deposit it at the offices of the Company located at 4677 Old Ironsides Drive, #190, Santa Clara, CA 95054, or send copies of the foregoing by facsimile to +888-633-0309, or send copies of the foregoing by email to ir@spigroups.com, in each case marked for the attention of IR Department, not later than 48 hours before the time of the holding of the meeting. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.

You may obtain directions to the meeting by calling our offices at + 408-919-8000.

By Order of the Board of Directors, /s/ Xiaofeng Peng Chairman on behalf of directors of SPI Energy Co., Ltd.

Dated: October 23, 2018

SPI ENERGY CO., LTD.

Unit 15-16, 19/F, South Wing, Delta House

3 On Yiu Street

Shatin, Shek Mun, NT, Hong Kong

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of SPI Energy Co., Ltd. (the “Company,” “SPI Energy,” “we,” “us,” or “our”) for the Extraordinary General Meeting of Shareholders to be held at the United States offices of the Company located at 4677 Old Ironsides Drive, #190, Santa Clara, CA 95054, on November 6, 2018, at 10:00 a.m. local time and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address. Please note that a vote given in accordance with the terms of the proxy card shall be valid notwithstanding the death or insanity of the shareholder, or revocation of the proxy card, if notice is not received by the Company at least two hours before the commencement of the Extraordinary General Meeting or any adjournment thereof.

If the enclosed proxy is properly dated, executed and returned, the Shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement.

The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about November 6, 2018.

Your vote is important. Accordingly, you are urged to sign, date and return the accompanying proxy card whether or not you plan to attend the meeting to ensure your representation at the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of ordinary shares, with a par value of $.00001 per share (the “Shares”), of record at the close of business on October 16, 2018 are entitled to vote at the meeting. For purposes of voting at the meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. Not less than one-third in nominal value of the outstanding Shares represented at the meeting in person or by proxy shall constitute a quorum throughout the meeting. The affirmative vote of a simple majority of the votes cast in person or by proxy at the Extraordinary General Meeting and entitled to vote is required for the approval of the consolidation of the Company’s share capital, such that each ten Shares with a par value of $0.00001 in the Company will become one Share with a par value of $0.0001.

Only Shares that are voted are taken into account in determining the proportion of votes cast for a proposal.  Therefore, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against each proposal. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

VOTING

If you are a shareholder of record, you may vote in person at the Extraordinary General Meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or you will not be attending the Extraordinary General Meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

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If you intend to vote by proxy, your vote must be received by the Company by 5:00 p.m. local time on November 5, 2018 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them at the Extraordinary General Meeting. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved. We encourage you to provide instructions to your broker regarding the voting of your Shares.

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PROPOSAL: THAT THE 5,000,000,000 SHARES OF A PAR VALUE OF $0.00001 EACH IN AUTHORIZED SHARE CAPITAL OF THE COMPANY BE CONSOLIDATED AND DIVIDED INTO 500,000,000 SHARES OF A PAR VALUE OF $0.0001 EACH, WITH SUCH SHARES HAVING THE SAME RIGHTS AND BEING SUBJECT TO THE SAME RESTRICTIONS (SAVE AS TO NOMINAL VALUE) AS THE EXISTING SHARES OF $0.00001 EACH IN THE CAPITAL OF THE COMPANY.

General

We are proposing to effect a consolidation of the Company’s share capital, with each being ten Shares with a par value of $0.00001 in the Company becoming one share with a par value of $0.0001, thus resulting in the price per share being increased tenfold immediately following the consolidation.

The Reasons for the Amendment

Approval of this proposal will allow the Company to remain eligible for listing on NASDAQ, which requires listed companies to have a minimum share price greater than $1.00 in order to maintain its listing status. The share consolidation is expected to result in a higher share price of the Company’s ordinary Shares than which is required by NASDAQ to maintain its listing eligibility.

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GENERAL

No other matters may be presented in this meeting except as stated in this proxy.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act of 1934. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

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PROXY

SPI ENERGY CO., LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned, being the registered holder(s) of _________________ ordinary share(s) of US$0.00001 par value each of SPI Energy Co., Ltd. (the “Company”), hereby appoints Xiaofeng Peng, as proxy to represent the undersigned at the Extraordinary General Meeting of Shareholders to be held at the United States offices of the Company located at 4677 Old Ironsides Drive, #190, Santa Clara, CA 95054, on November 6, 2018, at 10:00 a.m. local time, and at any adjournments thereof, and to vote the ordinary Shares the undersigned would be entitled to vote if personally present, as indicated below.

Unless otherwise specified, this proxy will be voted “FOR” the Proposal. The Board of Directors recommends that you vote “FOR” the Proposal.

Proposal to effect a consolidation whereas the 5,000,000,000 shares of a par value of $0.00001 each in the authorized share capital of the Company be consolidated and divided into 500,000,000 shares of a par value of $0.0001 each, with such shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing shares of $0.00001 each in the capital of the Company.

FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

No other business may be presented at the meeting.

Signature of Shareholder:	Date:	, 2018

Signature of Shareholder:	Date:	, 2018

Note: If shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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